FORVIS MAZARS CAPITAL ADVISORS, LLC
Springfield, Missouri

STATEMENT OF FINANCIAL CONDITION
May 31, 2026

SEC ID 8-50322

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

TABLE OF CONTENTS



EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
Forvis Mazars Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forvis Mazars Capital Advisors, LLC (the "Company") as of May 31, 2026 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024. (Note: Partners of Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Company's auditor since 2016.)

EisnerAmper LLP

EISNERAMPER LLP
Baton Rouge, Louisiana
July 28, 2026

"EisnerAmper" is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC and its subsidiary entities provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services. Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms.

1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2025 (MM/DD/YY) AND ENDING 05/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forvis Mazars Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

910 East St. Louis Street
(No. and Street)

Springifeld	MO	65806
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Linch	704-367-7053	Scott.Linch@us.forvismazars.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

8550 United Plaza, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Linch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forvis Mazars Capital Advisors, LLC, as of 5/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY M BECKNELL
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Signature: [signature]

Title: President

Mary M Becknell
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

3

FORVIS MAZARS CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
May 31, 2026

ASSETS

Cash and cash equivalents	$ 10,335,416
Accounts receivable, less allowance for credit losses of $21,607	17,960
Prepaid expenses	57,654
Goodwill	9,222,579
Acquired intangible assets, net	1,249,028
TOTAL ASSETS	**$ 20,882,637**

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$3,787,340
Due to sole member	425,872
Deferred revenue (contract liabilities)	933,000
TOTAL LIABILITIES	**5,146,212**
Member's equity	15,736,425
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 20,882,637**

The accompanying notes are an integral part of the Statement of Financial Condition.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Forvis Mazars Capital Advisors, LLC (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2027, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING STATEMENT OF FINANCIAL CONDITION

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with an original maturity of less than 90 days at purchase to be cash equivalents.

CREDIT LOSSES ON STATEMENT OF FINANCIAL CONDITION

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this guidance, an entity recognizes as an allowance its estimate of expected credit losses.

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") Topic 326 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with success fees, marketing fees, retainers, and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

Accounts receivable are recorded on a contractual basis. As of May 31, 2026 and May 31, 2025, the net accounts receivable balance totaled $17,960 and $28,972, respectively.

Given the short-term nature of the receivables and a history of collection, the allowance associated with the receivables balance for the Company in accordance with CECL is considered immaterial to the users of the financial statements. The Company will continue to evaluate the credit loss allowance on receivables.

GOODWILL

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value of a reporting unit is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value of a reporting unit is less than the carrying value, then goodwill is tested further for impairment. The quantitative impairment test consists of calculating the fair value of a reporting unit and comparing it to the carrying amount, including goodwill. The goodwill impairment loss, if any, is measured as the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value. Subsequent increases in goodwill value are not recognized in the financial statements. Forvis Mazars Capital Advisors' annual goodwill impairment test was conducted as of February 28, 2026 and will continue annually as of February 28 of each year or more often as situations dictate. The annual impairment test indicated the Company's fair value of equity was greater than its carrying value, resulting in no impairment.

REVENUE RECOGNITION

<u>Significant Judgments</u>

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate the transaction price where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Investment Banking</u>

The Company provides advisory services on mergers and acquisitions (M&A). The Company has identified three separate performance obligations which are distinct within the context of the contract. These performance obligations are financial advisory services, certain marketing services, and transaction success fees. For financial advisory services, revenue is generally recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

For these arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date. The Company recognizes this revenue to the extent they have a contractual right to invoice. Customers are billed as services are rendered, which is typically a monthly charge specified in the contract. The invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

For transaction success fees, revenue is generally recognized at the time of closing of the transaction. Within the context of transaction success fees, the Company may also collect a retainer or marketing fee at the beginning of the engagement with the customer. Revenue from the retainer is not recognized until the time of closing or the termination of the contract and is recorded as deferred revenue until that time. Marketing fees are recognized when the marketing materials have been prepared and delivered to the client. Marketing fees that have been collected, but the performance obligation has not occurred are recorded in deferred revenue. Marketing or retainer fees that were billed but not collected as of year-end are in accounts receivable. Deferred revenue which consists of retainers and marketing fees in the Company's statement of financial condition totaled $933,000 at May 31, 2026 and $911,000 at May 31, 2025.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns. Those returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2022.

INTANGIBLE ASSETS

Intangible assets with finite lives are being amortized on the straight-line basis over periods ranging from one to seven years. Such assets are periodically evaluated as to the recoverability of carrying values.

NOTE 2: RELATED-PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled periodically between the member and the Company. The balance due to the sole member was $425,872 at May 31, 2026.

NOTE 3: EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by Forvis Mazars, LLP (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2026, the Company had net capital of $4,982,496 which is in excess of the $280,881 requirement under Rule 15c3-1, and a net capital ratio of 0.85 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2026.

NOTE 5 - CONCENTRATIONS

The Company maintains its cash at a commercial bank located in Charlotte, North Carolina. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000; however, all funds held in the account sweep to a money market investment account each night. As a result, cash and cash equivalents held in the money market sweep account by the bank totaling $10,335,416 were not insured as of May 31, 2026.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the year ended May 31, 2026 were classified as follows:

	Fiscal Year 2026
Beginning of year	$ 9,222,579
Acquired goodwill	-
Accumulated impairment losses	-
End of year	$ 9,222,579

Impairment exists when a reporting unit's carrying value exceeds its fair value. The annual impairment test indicated the Company's fair value of equity was greater than its carrying value, resulting in no impairment.

Acquired Intangible Assets

Acquired intangible assets were as follows for the year ended May 31, 2026.

	Fiscal Year 2026	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets		
Trade name and trademark	$ 112,000	$ 112,000
Backlog	1,535,000	1,535,000
Referral relationships	2,892,000	1,642,972
	$ 4,539,000	$ 3,289,972

.